SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               AVADO BRANDS, INC.
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    05336P108
                            -----------------------
                                 (CUSIP Number)

                               Tom E. DuPree, Jr.
                               Avado Brands, Inc.
                              Hancock at Washington
                                Madison, GA 30650
                                 (706) 342-4552
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 24, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                  Tom E. DuPree, Jr.
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [X]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS
                                    Not applicable.
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         7,253,213
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     7,253,213
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,253,213
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.6%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                           Erich J. Booth
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [X]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS
                                    Not applicable.
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         68,254
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     68,254
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  68,254
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.3%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                           Margaret E. Waldrep
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [X]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS
                                    Not applicable.
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         51,318
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     51,318
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  51,318
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

Tom E. DuPree, Jr., Erich J. Booth and Margaret E. Waldrep (the "Reporting Persons") filed a Schedule 13D as a group to report their proposal to the Board of Directors of Avado Brands, Inc. ("Avado") that all Common Stock of Avado (except treasury stock) held by persons other than the Reporting Persons be redeemed by Avado for cash, that Avado merge with a corporation to be formed for purposes of the merger and owned solely by the Reporting Persons ("Newco"), with Avado being the surviving entity, and that the Reporting Persons become the sole shareholders of Avado upon the consummation of such transactions (the "Transactions"). The Reporting Persons hereby amend Item 4 of their Schedule 13D to report that they have ceased to act as a group with respect to their holdings of Avado Common Stock, to reflect the termination of group status, and to hereby terminate any obligation they may have to update this Schedule 13D. The
Reporting Persons hereby amend Item 5(a) and (c) of their Schedule 13D to reflect changes in their beneficial ownership of securities of Avado.

Item 4.       Purpose of the Transaction.
              ---------------------------

     Item 4 is hereby amended and supplemented to include the following:

     The Reporting Persons were unable to arrange financing for a proposal to effectuate the Transactions at a price they believed to be attractive to the shareholders of Avado. As a result, on April 24, 2000, the Reporting Persons determined to discontinue their efforts to consummate the Transactions and ceased to act as a group with respect to their holdings of Avado Common Stock.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
     Item 5(a) is hereby amended as follows:

     (a) Aggregate number of shares and percentage of outstanding Common Stock beneficially owned by each person named in Item 2 and by the group.


   Reporting Person              Number of Shares         Percentage of Class(1)
--------------------------------------------------------------------------------
Tom E. DuPree, Jr.                   7,253,213                    28.6%
Erich J. Booth                          68,254                     0.3%
Margaret E. Waldrep                     51,318                     0.2%
--------------------------------------------------------------------------------
  Total for Group                    7,372,785                    29.12%


     (1) Based on number of shares of Avado Common Stock outstanding as of March 31, 2000 as reported in Avado's Report on 10-K for year ended January 2, 2000.

         Item 5(c) is hereby amended and supplemented to include the following:

         (c) Since February 28, 2000, Tom E. DuPree, Jr. has made gifts of an aggregate of 729,642 shares of Avado Common Stock to the DuPree Foundation.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            Date: April 24, 2000




                                               By:      /s/ Tom E. DuPree, Jr.
                                                       -------------------------
                                                       Tom E. DuPree, Jr.



                                               By:      /s/ Erich J. Booth
                                                        ------------------------
                                                        Erich J. Booth



                                               By:      /s/ Margaret E. Waldrep
                                                        ------------------------
                                                        Margaret E. Waldrep





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